Exhibit 99(b) Energy Future Holdings Corp. Consolidated Adjusted EBITDA Reconciliation (millions of dollars)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ended March 31, 2012
Net loss	$(569)	$(304)	$(3,625)	$(1,855)
Income tax benefit	(475)	(180)	(1,526)	(1,099)
Interest expense and related charges	784	785	3,505	4,436
Depreciation and amortization	351	337	1,387	1,467
EBITDA	$91	$638	$(259)	$2,949
Oncor Holdings distributions of earnings	31	36	142	136
Interest income	—	(2)	(1)	(2)
Amortization of nuclear fuel	39	42	153	147
Purchase accounting adjustments (a)	5	21	58	175
Impairment of goodwill	—	—	1,200	—
Impairment and write-down of other assets (b)	—	1	47	434
Debt extinguishment gains	—	—	—	(51)
Equity in earnings of unconsolidated subsidiary (net of tax)	(67)	(57)	(280)	(293)
Unrealized net (gain) loss resulting from commodity hedging and trading transactions	487	152	1,861	(222)
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	—	4	—
Noncash compensation expense (c)	3	4	10	17
Transition and business optimization costs (d)	6	9	32	43
Transaction and merger expenses (e)	10	10	39	38
Restructuring and other (f)	16	—	33	102
Charges related to pension plan actions (g)	—	—	285	—
Expenses incurred to upgrade or expand a generation station (h)	46	26	100	100
Subtotal	$667	$880	$3,424	$3,573
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	384	350	1,634	1,537
Adjusted EBITDA per Restricted Payments Covenant	$1,051	$1,230	$5,058	$5,110
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(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting. Twelve months ended 2012 includes $46 million related to an asset sale.

(b)	Impairment of assets in the twelve months ended 2012 includes impairment of emission allowances and certain mining assets due to EPA rule issued in July 2011.

(c)	Noncash compensation expenses represent amounts recorded under stock-based compensation accounting standards and exclude capitalized amounts.

(d)
Transition and business optimization costs include certain incentive compensation expenses, as well as professional fees and other costs related to generation plant reliability and supply chain efficiency initiatives.

(e)	Transaction and merger expenses primarily represent Sponsor Group management fees.

(f)
Restructuring and other in the three and twelve months ended 2013 includes costs associated with EFH Corp.'s liability management program. Restructuring and other in the twelve months ended 2012 includes fees related to the amendment and extension of the TCEH Senior Secured Facilities.

(g)
Charges related to pension plan actions resulted from the termination and payout of pension obligations for active nonunion employees of EFH Corp.'s competitive businesses and the assumption by Oncor under a new Oncor pension plan of all of EFH Corp.'s pension obligations to retirees and terminated vested participants. The charges represent actuarial losses previously recorded as other comprehensive income.

(h)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.